May 18, 2006



Mail Stop 3561



Mr. Charles B. Jarrett, Jr.
Griffith, McCague & Wallace, P.C.
The Gulf Tower, 38th Floor
Pittsburgh, PA  15219



      Re: SuperDirectories, Inc.
            4.02 Form 8-K/A1 dated March 30, 2006
  Filed May 12, 2006
  File No. 0-51533


Dear Mr. Jarrett:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




1. Based upon your response letter of May 12, 2006, it appears that your disclosures should be filed under Item 4.02(b) and (c) rather than Item 4.02(a) of Form 8-K because your independent auditors determined that errors existed in your financial statements. Please revise.

2. Please expand your disclosure to state the date on which your independent auditors advised you that errors existed in your financial statements as required by Item 4.02(b)(1) of Form 8-K. We note that the need to eliminate amounts for: a website concept and design; the related deferred tax liability; capitalized website costs; and related other changes, was discovered during re-audit of prior periods. It may be necessary to explain the date for each item. Please revise.

3. Please revise the description of the other miscellaneous errors at the top of the third page because the amounts for such items appear to be material.

4. Please tell us if the amounts for other miscellaneous items in the schedule of changes on the third page, includes any net amounts.
All
amounts should be presented on a gross basis. Further, if any individual items contributed more than 10% of the other miscellaneous items, they should be stated separately.

5. Please state specifically in your filing whether the audit committee, or the board of directors, or authorized officers, discussed with the independent accountants these matters as required by Item 4.02(b)(4) of Form 8-K.

6. Please provide your independent accountant with a copy of the revised disclosures you are making in response to this Item 4.02(b)
and request that the independent accountant promptly furnish a letter stating whether they agree with your Item 4.02 disclosures, and if not, the respects in which they do not agree. The letter from your independent accountants should be filed as an Exhibit in an amendment to the Form 8-K.





      Please file your response letter and amendment via EDGAR within five business days after the date of this letter, or tell us when you will respond. Please contact the staff immediately if you require longer than 5 business days to respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 If you have any questions, please call the undersigned at
(202)
551-3237.


        Sincerely,



        Maureen Bauer
        Staff Accountant



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE